July 21, 2009

Mr. Stephen Krikorian

United States Securities and

Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Re:      DineEquity, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 31, 2008

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 001-15283

Dear Mr. Krikorian:

As the Vice President, Corporate Controller of DineEquity, Inc., I am providing our response to the Staff’s comment raised in its letter dated July 13, 2009.  For ease of reference, the Staff’s comment is reproduced below in its entirety, and the Company’s response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 133

Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 17, 2009

Certain Relationships and Related Transactions, page 11

1.                          We note that your response and your disclosure in the proxy statement regarding related party transactions are limited to directors, executive officers and employees.  Your discussion does not appear to take into account other positions or relationships described in the Instructions to Item 404(a) of Regulation S-K, such as a nominee for director, a security holder covered by Item 403(a) or an immediate family member of any of the categories of persons defined in the Instructions.  Please advise.

In our response dated June 30, 2009 we stated that the Company’s Code of Business Conduct provides for special rules applicable to executive officers and directors.  The

Code of Business Conduct does not address the conduct of nominees for director (who are not already board members) or their immediate family members, or security holders covered by Item 403(a) or their immediate family members.

As a matter of practice, the Board of Directors as a whole or the Audit and Finance Committee of the Board would be called upon to review, approve or ratify any transaction required to be reported under Item 404(a) including any transaction involving nominees for director (who are not already board members) or their immediate family members, or security holders covered by Item 403(a) or their immediate family members.

Please be advised that there were no transactions during the relevant time period with “related persons” as such term is used in Instruction 1 to Item 404(a) of Regulation S-K.  In its future filings the Company will describe its policies and procedures relating to transactions with related persons in greater detail including specific mention of policies and procedures applicable to each of the categories of related persons listed in Instruction 1 to Item 404(a) of Regulation S-K.

We hope our response appropriately addresses the Staff’s comment. Please contact me at (818) 637-3628 should you require additional information or have any questions.

Sincerely,

Greggory Kalvin

Vice President, Corporate Controller

(Principal Accounting Officer)